Exhibit (a)(14)

FOR IMMEDIATE RELEASE

SUN CAPITAL SENDS LETTER TO KELLWOOD SHAREHOLDERS

URGING THEM TO TENDER

Advises  Shareholders That If Sun Capital’s Offer Is Successful, Tendering Shares
Is Only Way to Guarantee They Receive $21.00 Per Share In Cash

New York, February 6, 2008 — Sun Capital Securities Group, LLC (“Sun Capital”) today sent the following letter urging Kellwood Company’s (NYSE: KWD) (“Kellwood”) shareholders to tender their shares into Sun Capital’s previously announced $21.00 per share all-cash tender offer.  The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight New York City time, on Tuesday, February 12, 2008, unless extended.

The full text of the letter follows:

TENDER YOUR KELLWOOD SHARES

IF SUN CAPITAL’S OFFER IS SUCCESSFUL,
TENDERING IS THE ONLY WAY TO GUARANTEE YOU
RECEIVE $21.00 PER SHARE IN CASH

$21.00 PER SHARE OFFER EXPIRES FEBRUARY 12, 2008

February 6, 2008

Dear Fellow Kellwood Shareholder,

You must tender your Kellwood shares into Sun Capital’s offer to ensure you will receive $21.00 per share in cash.

Kellwood recently announced that it intends to remove all impediments to Sun Capital’s offer if the number of shares tendered by February 12, 2008, combined with Sun Capital’s existing holdings, represents a majority of Kellwood’s outstanding shares.  This will enable us to close the offer and pay you for your tendered shares within a matter of days.

Kellwood’s Board has abstained from making a recommendation “for” or “against” Sun Capital’s offer.  Instead, the Kellwood Board has told shareholders that they should make their own decision about whether to tender their shares.  Both the Board and management of Kellwood have said they will tender their own shares into Sun Capital’s offer if a majority of Kellwood shares are tendered.

THE OFFER PROVIDES SUBSTANTIAL VALUE AND CERTAINTY

Sun Capital’s $21.00 per share cash tender offer, which is not contingent on financing or due diligence, represents substantial value given the sizeable cash premium it provides.

The offer represents a premium of 38% to Kellwood’s stock price when we first proposed the acquisition on September 18, 2007, and is even more attractive today. Since then, Kellwood’s peer group and the S&P Consumer Discretionary Index have experienced significant declines due to weakening fundamentals in the consumer sector. Accordingly, we believe Kellwood’s stock price would decline significantly, likely to a level well below its trading price on September 18, 2007, in the absence of a sale of the Company.

 BE SURE TO RECEIVE $21.00 IN CASH —

TENDER YOUR SHARES IMMEDIATELY

Sun Capital urges you to tender your stock today to make sure you receive $21.00 in cash for each of your Kellwood shares.  Don’t miss this opportunity — tender now.

If you have any questions regarding tendering your shares please log on to www.kellwoodvalue.com/secfilings or call: D. F. King & Co., Inc. at (800) 269-6427.

We thank you for your support.

Sincerely,

/s/ Jason G. Bernzweig

Jason G. Bernzweig

Vice President

Sun Capital Securities Group, LLC

About Sun Capital

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 175 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Kellwood.  The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Cardinal Integrated, LLC with the SEC on January 15, 2008.  Before making any decision with respect to the offer, Kellwood stockholders are advised to read these documents, as they may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer.  Kellwood stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, or by calling D.F. King & Co., Inc., the Information Agent for the offer, at (800) 269-6427.

This press release and the Offer to Purchase do not constitute a solicitation of a proxy for or with respect to any annual or special meeting of Kellwood’s stockholders.  Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.  Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

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Contact:

Media:	Stockholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron/Maggie Pisacane/	Richard Grubaugh/
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550